                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               AMENDMENT NO. 3 (FINAL AMENDMENT) TO SCHEDULE 13E-3
                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                      PTV, INC. (FORMERLY NTL EUROPE, INC.)
                              (Name of the Issuer)

                      PTV, INC. (FORMERLY NTL EUROPE, INC.)
                        (Name of Person Filing Statement)

                          COMMON STOCK ($.01 PAR VALUE)
                         (Title of Class of Securities)


                                   69367F 10 8
                      (CUSIP Number of Class of Securities)

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
                                                          COPY TO:
            JEFFREY A. BRODSKY                      JONATHAN KLEIN, ESQ.
   PTV, INC. (FORMERLY NTL EUROPE, INC.)             PIPER RUDNICK LLP
            37 PURCHASE STREET                  1251 AVENUE OF THE AMERICAS
            RYE, NEW YORK 10580                   NEW YORK, NEW YORK 10020
              (914) 921-1800                           (212) 835-6102
  (Name, Address and Telephone Number of
 Person Authorized to Receive Notices and
  Communications of Behalf of the Person
             Filing Statement)
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This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) [ ] The filing of a registration statement under the Securities Act of 1933.

(c)  [ ] A tender offer.

(d)  [ ] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

   Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

   Calculation of Filing Fee:

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
            Transaction Valuation       Amount of Filing Fee
            $ 196,687.77                $15.91*
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   * The amount of the filing fee is calculated in accordance with Rule
0-11(b)(1) of the Securities Exchange Act of 1934, by multiplying $196,687.77 (the "Transaction Valuation") by .00008090. The Transaction Valuation is equal to 19,668,777, the total shares of common stock subject to the reverse stock split, multiplied by $.01, the value assigned to the common stock for purposes of cashing out fractional shares.

   [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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
     Amount Previously Paid: $15.91     Form or Registration No.: SC 13E-3 and
                                        SC 13E-3/A
     Filing Party:  PTV, Inc.           Date Filed:  October 8, 2003 and
     (formerly known as NTL             December 4, 2003, respectively
     Europe, Inc.)
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                                      -2-
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                                  INTRODUCTION

      This Amendment No. 3 to the Schedule 13E-3 Transaction Statement (the "Final Amendment") amends and supplements the Schedule 13E-3 Transaction Statement filed with the SEC on October 8, 2003 (the "Schedule 13E-3") in connection with the filing by PTV, Inc. (formerly NTL Europe, Inc., the "Company") with the Securities and Exchange Commission (the "SEC") of a preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of the stockholders of the Company held on January 27, 2004 (the "Special Meeting"). The Schedule 13E-3 was amended by an Amendment No. 1 to the Schedule 13E-3 filed with the SEC on December 4, 2003 and by an Amendment No. 2 to the Schedule 13E-3 filed with the SEC on December 15, 2003. Concurrently with the filing of Amendment No. 2, the Company filed its definitive Proxy Statement (the "Definitive Proxy Statement"). The Company submitted to its stockholders a proposal to approve and adopt a certificate of amendment to the Company's certificate of incorporation providing for (a) a one-for-50,000 reverse stock split of the Company's common stock, par value $.01 per share (the "Common Stock"), and (b) a cash payment of $.01 for each share of Common Stock on a pre-split basis in lieu of the issuance of any resulting fractional shares of Common Stock to each stockholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Definitive Proxy Statement, a copy of which was filed under cover of Schedule 14A on December 15, 2003.

      The information contained in the Definitive Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Definitive Proxy Statement. This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the Reverse Stock Split.

ITEM 1.     SUBJECT COMPANY INFORMATION

      (a) Name and Address: The name of the Company is PTV, Inc. (formerly NTL Europe, Inc.). The complete mailing address of the Company's principal executive offices is 37 Purchase Street, Rye, New York 10580. The Company's telephone number is (914) 921-1800.

ITEM 15.    ADDITIONAL INFORMATION

      The Reverse Stock Split was approved by the stockholders of the Company at the Special Meeting. Of the 19,658,651 shares of Common Stock outstanding, 16,715,064 of such shares were represented (representing 85% of the total outstanding shares of Common Stock) at the Special Meeting in person or by proxy and 15,179,699 shares voted in favor of the proposal to approve the Reverse Stock Split. The number of shares voted in favor of the Reverse Stock Split was sufficient to approve the Reverse Stock Split. At 6:00 p.m. on January 27, 2004 the certificate of amendment to the Company's certificate of incorporation was filed with the Secretary of State of the State of Delaware and the Reverse Stock Split became effective. The Company has filed a Form 15 for its Common Stock and a Form 15 for its 10% Fixed Coupon Redeemable Preferred Stock, Series A with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.


ITEM 16.    EXHIBITS
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      The following document is being filed as an exhibit to this Final
Amendment:

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
No.              Description
---              -----------

1.            Press Release dated January 27, 2004 announcing the results of the Special
              Meeting held on January 27, 2004.

2.            Letter of Transmittal to Common Stockholders.
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      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                    PTV, INC.


                                    By:    /s/ Jeffrey A. Brodsky
                                           ------------------------------
                                    Name:  Jeffrey A. Brodsky
                                    Title: President and Chief
                                           Executive Officer

Dated:  January 28, 2004